UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today it will webcast its conference call discussing financial results for the first quarter ended  March 31st , 2004 on Monday, May 10th , 2004 at 2:00 PM PST (5:00 PM EST).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 7, 2004	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
May 3, 2004

ANGIOTECH TO WEBCAST CONFERENCE CALL DISCUSSING
FIRST QUARTER 2004 FINANCIAL RESULTS

VANCOUVER, May 3, 2004 - Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), will webcast its conference call discussing financial results for the first quarter ended  March 31st , 2004 on Monday, May 10th , 2004 at 2:00 PM PST (5:00 PM EST).

The webcast will be available to all interested parties through Angiotech’s website (www.angiotech.com) under Investor Relations or by dialing toll-free at (888) 343-7141. To ensure a timely connection to the webcast it is recommended that users register approximately 15 minutes before the conference call. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until May 17th, 2004 by calling (800) 558-5253 and entering Access Code 21194339. A press release will be issued prior to the conference call.

The conference call will be hosted by William Hunter, President and Chief Executive Officer, and David Hall, Chief Financial Officer.

The webcast will be available for seven days on the Angiotech website.

Vancouver-based Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), visit our website at www.angiotech.com.

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For more information contact:

Media:

Eric Starkman

Starkman & Associates                  (212) 252-8545

Analysts:

Rui Avelar

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6996

Investors:

Ian Harper

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6933